Exhibit 3.(i)(c)

                   CERTIFICATE OF AMENDMENT TO
              RESTATED CERTIFICATE OF INCORPORATION

     Time Warner Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), Does Hereby Certify that:

     A. The Restated Certificate of Incorporation of the Corporation, as heretofore amended, is hereby further amended as follows:

     Article VI is hereby amended as follows:

          1. Section 1 is hereby amended to read in its entirety as follows:

        "Section 1. Except as otherwise fixed by or pursuant to the provisions of Article IV of this Certificate of Incorporation relating to the rights of the holders of any series of Preferred Stock or Series Common Stock or any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, the number of the directors of the Corporation shall be fixed from time to time by or pursuant to the By-laws of the Corporation. The directors, other than those who may be elected by the holders of any series of Preferred Stock or Series Common Stock or any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation pursuant to the terms of this Certificate of Incorporation or any resolution or resolutions providing for the issue of such class or series of stock adopted by the Board of Directors, shall be elected by the stockholders entitled to vote thereon at each annual meeting of stockholders and shall hold office until the next annual meeting of stockholders and until each of their successors shall have been elected and qualified. The term of office of each director in office at the time this Section 1 of Article VI becomes effective shall expire at the next annual meeting of stockholders held after the time this Section 1 of Article VI becomes effective. The election of directors need not be by written ballot. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director."

          2. Section 3 is hereby amended to read in its entirety as follows:

        "Section 3. Except as otherwise provided for or fixed by or pursuant to the provisions of Article IV of this Certificate of Incorporation relating to the rights of the holders of any series of Preferred Stock or Series Common Stock or any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, newly created directorships resulting from any increase in the number of directors may be filled by the Board of Directors, or as otherwise provided in the By-laws, and any vacancies on the Board of Directors resulting from death, resignation, removal or other cause shall only be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, or as otherwise provided in the By-laws. Any director elected in accordance with the preceding sentence of this Section 3 shall hold office until the next annual meeting of stockholders and until such director's successor shall have been elected and qualified."

          3.  Section 4 is hereby deleted in its entirety.

     B.  The foregoing amendments were duly adopted in accordance with
Section 242 of the General Corporation Law of the State of Delaware.

     In Witness Whereof, Time Warner Inc. has caused this certificate to be signed as of this 19th day of May, 1997.

                                        Time Warner Inc.

                                        By: /s/Thomas W. McEnerney
                                             Thomas W. McEnerney
                                             Vice President